June 14, 2021

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Donald Field, Esq. and Mara Ranson, Esq.

Re:	Re: EzFill Holdings, Inc.
Registration Statement on Form S-1 Filed June 1, 2021
File No. 333-256691

Ladies and Gentlemen:

EzFill Holdings, Inc. Inc. (the “Company”) is hereby filing Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) referenced above.

For ease of review, we have set forth below each of the numbered comments of your letter followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in Registration Statement.

Registration Statement on Form S-1

Dilution, page 13

1.	It appears you have included goodwill in the determination of net tangible book value. Please revise or otherwise advise.

Response:

The Registration Statement has been revised in response to the Staff’s comment.

2.	Please revise the net tangible book value per share as of March 31, 2021 in the second sentence to agree with the $(0.14) per share disclosed elsewhere.

Response:

The Registration Statement has been revised in response to the Staff’s comment.

3.	Please reconcile the pro forma net tangible book value per share of $1.13 disclosed in the third paragraph to the $1.05 per share disclosed in the table.

Response:

The Registration Statement has been revised in response to the Staff’s comment.

Response:

The Registration Statement has been revised in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

4.	We note your response to prior comment 3. Please disclose that delivery fees, including one-time delivery fees and monthly subscription fees, minimally contribute to revenue, and that their contribution has been decreasing in the periods being presented.
See Section III of SEC Release No. 33-8350.

Response:

The Registration Statement has been revised in response to the Staff’s comment.

Very truly yours,

/s/ Michael J. McConnell
Michael J. McConnell
Chief Executive Officer

2125 Biscayne Blvd.	305.791.1169	info@ezfillapp.com	getyourezfill.com